UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

(Amendment No. 2)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported)   January 20, 2017



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

On November 14, 2016 Winnebago Industries, Inc. filed a Current Report on Form 8-K (including amendment No. 1 collectively the "Form 8-K") to report the consummation of the previously announced acquisition of Grand Design RV, LLC ("Grand Design") an Indiana limited liability company, pursuant to the terms of the Securities Purchase Agreement (the "Purchase Agreement") by and among Winnebago, Grand Design, Octavius Corporation (Winnebago's wholly-owned subsidiary), Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P., RDB III, Inc., and each of the shareholders of RDB III, Inc., Donald Clark, Ronald Fenech and William Fenech. This Amendment No. 2 to the Form 8-K amends and supplements Item 9.01 to include the financial information described in Item 9.01 below. Except as stated in this Explanatory Note, no other information contained in the Form 8-K is changed.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

The required financial statements of Grand Design required by Item 9.01(a) of Form 8-K are attached hereto as Exhibits 99.1 and 99.2 to this Amendment No. 2 to Form 8-K and are incorporated herein by reference.

(b) Pro Forma Financial Information

The pro forma financial information required by Item 9.01 (b) of Form 8-K is attached hereto as Exhibit 99.3 to this Amendment No. 2 to Form 8-K and is incorporated herein by reference.

(d) Exhibits

Exhibit Number	Description
23.1	Consent of Crowe Horwath LLP.
99.1	Unaudited balance sheet of Grand Design RV, LLC as of September 30, 2016 and the related statements of income and members' equity (deficit), and cash flows for the nine months ended September 30, 2016 and 2015, and the related notes thereto.
99.2	Audited balance sheets of Grand Design RV, LLC as of December 31, 2015, 2014 and 2013 and the related statements of income and members' equity (deficit), and cash flows for the years then ended, and the related notes thereto.
99.3	Unaudited Pro Forma Condensed Combined Financial Information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: January 20, 2017

By: */s/ Scott C. Folkers*
Name: Scott C. Folkers
Title: Vice President, General Counsel & Secretary

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Crowe Horwath LLP.
99.1	Unaudited balance sheet of Grand Design RV, LLC as of September 30, 2016 and the related statements of income and members' equity (deficit), and cash flows for the nine months ended September 30, 2016 and 2015, and the related notes thereto.
99.2	Audited balance sheets of Grand Design RV, LLC as of December 31, 2015, 2014 and 2013 and the related statements of income and members' equity (deficit), and cash flows for the years then ended, and the related notes thereto.
99.3	Unaudited Pro Forma Condensed Combined Financial Information.

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Current Report on Form 8-K (8-K/A) of Winnebago Industries, Inc. of our report dated January 13, 2017 on the financial statements of Grand Design RV, LLC as of December 31, 2015, 2014 and 2013 and for the years then ended.

/s/ Crowe Horwath LLP

South Bend, Indiana
January 20, 2017

Exhibit 99.1

GRAND DESIGN RV, LLC

FINANCIAL STATEMENTS (unaudited)
September 30, 2016

GRAND DESIGN RV, LLC
Middlebury, Indiana

FINANCIAL STATEMENTS (unaudited)
September 30, 2016

CONTENTS

FINANCIAL STATEMENTS (UNAUDITED)

BALANCE SHEETS 1
STATEMENTS OF INCOME AND MEMBERS' EQUITY (DEFICIT) 2
STATEMENTS OF CASH FLOWS 3
NOTES TO FINANCIAL STATEMENTS 4

GRAND DESIGN RV, LLC
BALANCE SHEETS (UNAUDITED)
September 30, 2016

ASSETS	
Current assets	
Cash and cash equivalents	$ 19,659,679
Accounts receivable, net	25,991,789
Vendor rebates receivable	1,836,200
Inventories	14,666,574
Prepaid expenses and other current assets	1,822,154
Total current assets	63,976,396
Property, plant and equipment	
Land improvements	219,406
Buildings and improvements	4,876,430
Machinery and equipment	2,791,505
Vehicles	272,756
Office equipment	580,124
Construction in progress	1,539,701
	10,279,922
Less accumulated depreciation	(1,800,798)
	8,479,124
	$ 72,455,520
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	
Current liabilities	
Accounts payable	$ 11,938,160
Accrued payroll and related benefits	5,576,220
Accrued dealer incentives	1,907,763
Accrued warranty	12,712,759
Other current liabilities	1,553,737
Total current liabilities	33,688,639
Redeemable member units	80,000,000
Members' deficit	(41,233,119)
	$ 72,455,520

See accompanying notes to financial statements.

GRAND DESIGN RV, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
Nine months ended September 30, 2016 and 2015

	2016	2015
Net sales	$ 360,672,651	$ 246,810,152
Cost of goods sold	287,185,442	204,423,042
Gross margin	73,487,209	42,387,110
Selling expenses	10,653,847	7,001,532
General and administrative expenses	11,858,077	6,805,288
	22,511,924	13,806,820
Income before other expenses (income)	50,975,285	28,580,290
Other expense (income), net	158,266	(3,640)
Net income	50,817,019	28,583,930
Members' deficit at beginning of year	(44,925,138)	(65,964,406)
Less members' distributions	(47,125,000)	(13,700,400)
Members' deficit at end of year	$ (41,233,119)	$ (51,080,876)

See accompanying notes to financial statements.

GRAND DESIGN RV, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
Nine months ended September 30, 2016 and 2015

	2016	2015
Cash flows from operating activities		
Net income	$ 50,817,019	$ 28,583,930
Adjustment to reconcile net income to net cash from operating activities		
Depreciation	638,608	433,504
Provision for bad debts	18,000	18,000
Provision for repurchase obligations	174,452	118,404
Changes in operating assets and liabilities:		
Accounts receivable	(8,863,758)	124,415
Vendor rebates receivable	(677,505)	(115,617)
Inventories	(4,845,015)	(7,448,938)
Prepaids expenses and other current assets	(392,409)	1,015,672
Checks in excess of bank balance	—	(3,286,260)
Accounts payable	10,152,648	7,451,622
Accrued payroll and related benefits	2,689,772	2,692,131
Accrued dealer incentives	(1,499,551)	(14,748)
Accrued warranty	3,704,541	2,971,973
Other current liabilities	624,112	401,475
Net cash from operating activities	52,540,914	32,945,563
Cash flows from investing activities		
Purchase of property, plant and equipment	(2,220,654)	(2,456,950)
Net cash from investing activities	(2,220,654)	(2,456,950)
Cash flows from financing activities		
Net proceeds from revolving line of credit	—	(80,145)
Members' distributions	(47,125,000)	(13,700,400)
Net cash from financing activities	(47,125,000)	(13,780,545)
Net change in cash and cash equivalents	3,195,260	16,708,068
Cash and cash equivalents at beginning of year	16,464,419	—
Cash and cash equivalents at end of year	$ 19,659,679	$ 16,708,068
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ —	$ 435

See accompanying notes to financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Operations</u>: Grand Design RV, LLC (the "Company") is a manufacturer of towable recreational vehicles. The Company has manufacturing facilities in Middlebury, Indiana and sells its units in the United States and Canada through an independent dealer network.

<u>Use of Estimates in Preparation of Financial Statements</u>: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant estimates in the accompanying financial statements include: allowance for doubtful accounts, valuation of inventories, accrued warranty and reserves for contingent liabilities under repurchase agreements. Actual results may differ from the estimates. In our opinion, the accompanying unaudited financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly our financial position as of September 30, 2016 and the statements of income and members' equity (deficit) and cash flows for the nine months ended September 30, 2016 and 2015.

<u>Cash and Cash Equivalents</u>: The Company maintains its cash primarily at one financial institution, which at times may exceed federally insured limits. All investments, with an original maturity date of three months or less are included in cash and cash equivalents.

<u>Accounts Receivable</u>: The Company accounts for trade receivables based on the amounts billed to customers. Past due receivables are determined based on due date. The Company does not charge interest on its trade receivables.

<u>Allowance for Doubtful Accounts</u>: The allowance for doubtful accounts is determined by management based on the Company's historical losses, specific customer circumstances and general economic conditions. Periodically, management reviews accounts receivable and records an allowance for specific customers based on customer circumstances, with the receivable to be charged off against the allowance when all attempts to collect the receivable have failed. Management determined the allowance for doubtful accounts at September 30, 2016 was $66,000.

<u>Inventories</u>: Inventories are stated at the lower of cost (first-in, first-out method) or market.

<u>Property, Plant and Equipment</u>: Property, plant and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over their estimated useful lives as follows:

Buildings and improvements	3 to 15 years
Machinery and equipment	3 to 15 years
Vehicles	5 years
Office equipment	3 to 7 years

Property, plant and equipment is evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis) from an asset over its anticipated holding period is less than its net book value. Management determined there was no impairment on these assets at September 30, 2016.

<u>Members' Equity that includes Redemption Feature</u>: Accounting Series Release No. 268, *Presentation in Financial Statements of "Redeemable Preferred Stocks"*, requires the redemption value, as defined, of members' equity with redemption features that are not solely within the control of the Company to be stated separately from permanent members' equity. See Note 7.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)

Revenue Recognition: The Company generally manufactures products based on specific orders from its customers. Further, the Company receives written or verbal approval for payment from customer floorplan financing institutions prior to shipment. Shipments are generally made by common carrier or picked up by its customers after receiving authorization from the customer. Revenue is recognized upon pick up by the common carrier or customer.

Delivery Revenue and Expense: The Company reports amounts billed to customers for delivery services in net sales. The costs of these services are included in cost of goods sold.

Accrued Dealer Incentives and Advertising Costs: The Company has certain dealer incentive programs related to specific products with dealer retail sale by a specified date and dealer holding costs. Estimated costs related to dealer sales incentives are accrued as a reduction of net sales at the date products are retail sold. Advertising costs, which consist primarily of tradeshows, are expensed as incurred, and were $531,512 and $478,580 during 2016 and 2015, respectively.

Income Taxes and Allocation of Company Profits and Losses: The operating agreement of the Company provides that the Company's net income or loss for each year is allocated to its members in accordance with the terms of the agreement. Since the Company's net income is allocated to its members, there is no income tax provision or liability for federal and state income taxes in the financial statements.

The Company is subject to federal and multistate tax jurisdictions. The Company is subject to possible income tax examination by tax authorities for open tax years from 2012 through 2015.

The Company accounts for uncertain tax positions if it is more likely than not the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recorded is the largest amount that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Based on the Company's analysis of the "more likely than not" tax positions there has been no liability recorded for uncertain tax positions. The Company does not expect the total amount of uncertain tax positions to significantly change in the next twelve months.

The Company would recognize interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of September 30, 2016 and 2015.

New Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which specifies how and when to recognize revenue as well as providing informative, relevant disclosures. In August 2015, the FASB deferred the effective date of this standard by one year, which would become effective retrospectively or on a modified retrospective basis for public companies for fiscal years beginning after December 15, 2017. For nonpublic entities, the updated standard is effective for annual reporting periods beginning after December 15, 2018. In connection with the sale of the Company as described in Note 8, the Company will review with management of Winnebago Industries, Inc. the impact of adopting this pronouncement on its financial results.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. The new standard is effective retrospectively or on a modified retrospective basis for public companies for fiscal years beginning after December 15, 2018. For nonpublic entities, the standard is effective for annual reporting periods beginning after December 15, 2019. In connection with the sale of the Company as described in Note 8, the Company will review with management of Winnebago Industries, Inc. the impact of adopting this pronouncement on its financial results.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), which requires inventory measured using any method other than last-in, first-out ("LIFO") or the retail inventory method to be subsequently measured at the lower of cost or net realizable value, rather than at the lower of cost or market. Under this ASU, subsequent measurement of inventory using the LIFO and retail inventory method is unchanged. ASU 2015-11 will become effective prospectively for public companies for fiscal years beginning after December 15, 2016. For nonpublic entities, the standard is effective for fiscal years beginning after December 15, 2017. In connection with the sale of the Company as described in Note 8, the Company will review with management of Winnebago Industries, Inc. the impact of adopting this pronouncement on its financial results.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230), which provides guidance for eight specific cash flow issues with the objective of reducing the existing diversity in practice. ASU 2016-15 is effective retrospectively for public companies for annual reporting periods beginning after December 15, 2017. For nonpublic entities, the standard is effective for fiscal years beginning after December 15, 2018. In connection with the sale of the Company as described in Note 8, the Company will review with management of Winnebago Industries, Inc. the impact of adopting this pronouncement on its financial results.

There are no other new accounting pronouncements that are expected to have a significant impact on the Company's financial statements.

NOTE 2 - INVENTORIES

Inventories consist of the following:

Raw materials	$ 11,993,552
Work in process	1,415,772
Finished goods	1,257,250
	14,666,574

NOTE 3 - PRODUCT WARRANTY

The Company provides a limited warranty covering defects in material or workmanship of its products for a period of one year from the date of retail sale and a three year limited warranty for structural defects. The Company records a liability based on estimated amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors used in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. Estimates are adjusted as required to reflect actual costs incurred, as information becomes available.

The activity for accrued warranty for the nine months ended September 30, 2016 and 2015 is as follows:

	2016	2015
Balance at beginning of period	$ 9,008,217	$ 5,847,131
Warranty expense	10,788,968	7,345,756
Claims paid	(7,084,426)	(4,373,783)
Balance at end of period	$ 12,712,759	$ 8,819,104

NOTE 4 - REVOLVING LINE OF CREDIT

The Company has a revolving line of credit agreement through December 31, 2017 that provides for borrowings up to $20,000,000 that are secured by substantially all assets of the Company. Interest on outstanding borrowings under the revolving line of credit are payable monthly at the 1-month LIBOR plus 2.50% (3.03% at September 30, 2016). The agreement contains restrictive covenants relating to maintenance of total debt to tangible net worth ratio as well as minimum net worth, as defined. At September 30, 2016, the Company was in compliance with these requirements.

The Company classifies this debt as current in its balance sheet because the debt can fluctuate significantly as a result of working capital fluctuations.

NOTE 5 - LEASE COMMITMENTS

The Company leases real estate from entities related by common ownership through 2024. The Company also leases equipment from unrelated parties. Future minimum lease payments are as follows:

	Related Party	Other	Total
2017	$ 1,450,002	$ 116,664	$ 1,566,666
2018	1,800,000	87,498	1,887,498
2019	1,800,000	—	1,800,000
2020	1,800,000	—	1,800,000
2021	1,800,000	—	1,800,000
Thereafter	8,224,000	—	8,224,000
	$ 16,874,002	$ 204,162	$ 17,078,164

Rent expense for the nine months ended September 30, 2016 and 2015 was $956,532 and $921,246, respectively, including $675,000 of rent expense to a related party in both periods.

NOTE 6 - CONTINGENCIES

Repurchase Agreements: The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of their products. The terms of the repurchase obligations vary based upon the terms of the floor plan arrangements and require the Company to repurchase its product from the financial institutions in the event of dealer default. Such agreements are customary in the recreational vehicle industry. The estimated potential obligations under repurchase agreements approximated $181,653,000 at September 30, 2016. The risk of loss under such agreements is reduced by the resale value of the products repurchased and is spread over the Company's numerous dealers.

There were no losses resulting from repurchase obligations for the nine months ended September 30, 2016 and 2015. The Company records the fair value of repurchase reserves based on prior experience, known events and other significant inputs that are not observable in the market. The Company recorded repurchase liabilities of $514,897 and $296,771 at September 30, 2016 and 2015, respectively, which is included in other current liabilities in the balance sheets.

NOTE 6 - CONTINGENCIES (Continued)

<u>Partially Self-Insured Group Health Plan</u>: During 2015, the Company implemented a partially self-insured health insurance program that covers eligible employees and dependents' medical care costs. The Plan provides for the Company to pay all health care claims up to $100,000 per individual per policy year. In addition, the Company's liability is limited to an annual aggregate limit of approximately $2,100,000. Prior to 2015, the Company paid premiums to a fully funded external group health plan. Total group health insurance expense for the nine months ended September 30, 2016 and 2015 was $630,224 and $813,192, respectively. Management does not anticipate any significant losses for claims that were incurred during 2016.

<u>Partially Self-Insured Worker's Compensation Plan</u>: During 2015, the Company implemented a partial self-insured worker's compensation plan which provides for certain specific stop loss coverage. The plan provides for the Company to pay all worker compensation claims up to $250,000 per individual per policy year. The Company's does not have an aggregate limit on its total worker's compensation exposure. Prior to 2015, the Company paid premiums to a fully funded external worker's compensation plan. Total worker's compensation expense for the nine months ended September 30, 2016 and 2015 was $233,969 and $653,811, respectively. Management does not anticipate any significant losses for claims that were incurred during 2016.

<u>Litigation</u>: The Company is involved in various warranty and product liability matters which are ordinary, routine proceedings inherent to the industry. Management believes that any liability which may result from these matters will not be significant.

NOTE 7 - MEMBERS' EQUITY AND REDEEMABLE MEMBER UNITS

Grand Design RV, LLC was formed in 2012, as a Limited Liability Company under State of Indiana statutes, with initial sales incurring in January 2013. On November 19, 2014, the Company amended its operating agreement (the "Amended and Restated Operating Agreement") in connection with the Managing Members' sale of 4,999,999.90 Class A Units to new members ("New Members").   At December 31, 2015 and 2014, the Company has authorized and issued 5,000,000.10 of Common Units held by the Managing Members, and 4,999,999.90 Class A Units held by New Members. The Common Units and Class A Units have certain rights and obligations as more fully described in the Amended and Restated Operating Agreement, including, but not limited to voting, distribution and liquidation rights. With respect to voting, the Common Units and Class A Units vote in proportion to ownership without respect to class, except for certain consent rights, as defined. Finally, the Class A Units retain certain redemption rights, as defined, which are exercisable on November 19, 2021. The redemption price is equal to the greater of fair market value or the original issue price of $16 per unit totaling $80,000,000; plus a preferred return of 7.5%, payable at redemption.

Under Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks" ("ASR 268"), with respect to financial statements filed with the Securities and Exchange Commission, the redemption rights attained by the New Members require that the member units acquired be stated separately from permanent members' equity and included in the balance sheet as redeemable member units. The value ascribed to the redeemable member units is equal to the fair value of the Class A Units purchased by the New Members from the Managing Members on November 19, 2014 which totaled $80,000,000. Under the guidance of ASR 268, the Company has assessed that the amount is not subject to re-measurement as it believes it is not probable that the redemption will be exercised due to the likelihood of a liquidity event, as defined, occurring prior to the exercise date.

NOTE 7 - MEMBERS' EQUITY AND REDEEMABLE MEMBER UNITS (Continued)

Unit Incentive Plan: The Company maintains an Incentive Compensation Stock Tracking Unit Plan (the "Plan"). The Plan authorizes the granting of awards of up to 7.5% of the total outstanding value of the Common Units and Class A Units shares to key executives of the Company. The Plan is administered by the Board of Managers of the Company, which can determine, at their discretion, the participants, granted units, and conditions of each award. Outstanding awards issued under the Plan have been in the form of Stock Tracking Units ("STUs"). The STUs vest immediately upon issuance. STUs are not an ownership interest in the Company and they have no rights to vote or receive dividends or distributions other than Eligible Distributions, as defined. All rights under the STUs shall be forfeited and void if the holders employment with the Company terminates for any reason including as a result of death, disability, or retirement. The STUs are not transferable.

The holders of the STUs are entitled to receive payments from the Company upon the occurrence of an Eligible Distribution and upon the occurrence of a Sale of Business, as defined in the Plan. Eligible Distributions will be recognized when they become probable. During May and July 2016, the Company declared Eligible Distributions which resulted in payments totaling $1,475,000 to the STUs which were expensed and have been included in general and administrative expense in the statements of income. Payments to STUs resulting from the occurrence of a sale will be recognized as compensation expense when the event occurs.

During 2014, the Company granted STUs representing 7.5% of the total value of the outstanding Common Units and Class A Units shares. During 2015, an individual holder of 2% of the total 7.5% STU's left the Company, and as a result, forfeited the STU's. During 2016, the Company granted STU's representing 0.5% bringing the total STU's issued to 6% of the original 7.5% issued.

NOTE 8 - SUBSEQUENT EVENTS

Management has analyzed the activities and transactions subsequent to September 30, 2016 to determine the need for any adjustments to or disclosures within the financial statements for the nine months ended September 30, 2016. Management has performed their analysis through January 13, 2017, the date the financial statements were available to be issued.

Effective November 8, 2016, 100% of the ownership interests of the Company was acquired by Winnebago Industries, Inc. for a purchase price of $520,649,000, which was comprised of $396,583,000 of cash and $124,066,000 of stock.

In connection with the sale of the Company, the following events occurred:
1. The lease agreements with related parties were modified. Note 5 reflects such modified terms and future minimum lease payments accordingly.
2. Subsequent to September 30, 2016, the holders of the STUs received distributions totaling $29,759,515 as defined by the Plan.
3. The revolving line of credit agreement described in Note 4 was terminated.

Exhibit 99.2

GRAND DESIGN RV, LLC

FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

GRAND DESIGN RV, LLC
Middlebury, Indiana

FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

CONTENTS

INDEPENDENT AUDITOR'S REPORT   1

FINANCIAL STATEMENTS
   BALANCE SHEETS   3
   STATEMENTS OF INCOME AND MEMBERS' EQUITY (DEFICIT)   4
   STATEMENTS OF CASH FLOWS   5
   NOTES TO FINANCIAL STATEMENTS   6

INDEPENDENT AUDITOR'S REPORT

Members
Grand Design RV, LLC
Middlebury, Indiana

Report on the Financial Statements

We have audited the accompanying financial statements of Grand Design RV, LLC, which comprise the balance sheets as of December 31, 2015, 2014 and 2013, and the related statements of income and members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Design RV, LLC as of December 31, 2015, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As noted in Note 8, on November 8, 2016, the Company was acquired by Winnebago Industries, Inc.

As a result of this acquisition, the Company is required to prepare financial statements that conform as to form and content with Regulation S-X of the Securities and Exchange Commission ("SEC") so that these can be filed by Winnebago Industries, Inc. to comply with requirements of the SEC. As a result, the Company is required to adopt Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks", related to its redeemable membership interests. The Company previously issued financial statements for 2014 and 2015 which were not required to comply with Regulation S-X.

Our opinion is not modified with respect to these matters.

Crowe Horwath LLP

South Bend, Indiana
January 13, 2017

GRAND DESIGN RV, LLC
BALANCE SHEETS
December 31, 2015, 2014 and 2013

		2015		2014		2013
ASSETS						
Current assets						
Cash and cash equivalents	$	16,464,419	$	—	$	—
Accounts receivable, net		17,146,031		13,914,160		6,977,827
Vendor rebates receivable		1,158,694		672,501		337,132
Inventories		9,821,561		8,725,499		5,476,333
Prepaid expenses and other current assets		1,429,742		1,055,836		706,408
Total current assets		46,020,447		24,367,996		13,497,700
Property, plant and equipment						
Land improvements		184,906		163,626		94,421
Buildings and improvements		2,092,721		2,053,952		615,934
Machinery and equipment		2,209,915		1,363,752		729,222
Vehicles		179,187		74,847		53,303
Office equipment		516,552		401,502		202,808
Construction in progress		2,875,987		88,816		520,924
		8,059,268		4,146,495		2,216,612
Less accumulated depreciation		(1,162,191)		(559,951)		(150,506)
		6,897,077		3,586,544		2,066,106
	$	52,917,524	$	27,954,540	$	15,563,806
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)						
Current liabilities						
Checks in excess of bank balance	$	—	$	3,286,260	$	1,777,722
Revolving line of credit		—		80,145		353,378
Accounts payable		1,785,507		1,501,110		1,203,890
Accrued payroll and related benefits		2,886,446		1,128,278		503,574
Accrued dealer incentives		3,407,314		1,460,296		742,908
Accrued warranty		9,008,217		5,847,131		2,096,238
Other current liabilities		755,178		615,726		285,431
Total current liabilities		17,842,662		13,918,946		6,963,141
Redeemable member units		80,000,000		80,000,000		—
Members' equity (deficit)		(44,925,138)		(65,964,406)		8,600,665
	$	52,917,524	$	27,954,540	$	15,563,806

See accompanying notes to financial statements.

GRAND DESIGN RV, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY (DEFICIT)
Years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Net sales	$ 335,364,288	$ 237,490,714	$ 84,892,738
Cost of goods sold	278,024,364	205,175,263	74,387,375
Gross margin	57,339,924	32,315,451	10,505,363
Selling expenses	9,951,522	6,506,767	2,737,544
General and administrative expenses	9,152,774	6,172,851	2,003,027
	19,104,296	12,679,618	4,740,571
Income before other expenses (income)	38,235,628	19,635,833	5,764,792
Other expenses (income)			
Interest expense	435	66,267	24,359
Other expense (income), net	(4,075)	34,534	(260)
	(3,640)	100,801	24,099
Net income	38,239,268	19,535,032	5,740,693
Members' equity (deficit) at beginning of year	(65,964,406)	8,600,665	2,859,972
Recharacterization of member units to include redemption feature (see Note 7)	—	(80,000,000)	—
Less members' distributions	17,200,000	14,100,103	—
Members' equity (deficit) at end of year	$ (44,925,138)	$ (65,964,406)	$ 8,600,665

See accompanying notes to financial statements.

GRAND DESIGN RV, LLC
STATEMENTS OF CASH FLOWS
Years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Cash flows from operating activities			
Net income	$ 38,239,268	$ 19,535,032	$ 5,740,693
Adjustment to reconcile net income to net cash from operating activities			
Depreciation	602,240	409,444	145,818
Provision for bad debts	24,000	24,000	—
Provision for repurchase obligations	162,078	114,429	63,941
Changes in operating assets and liabilities:			
Accounts receivable	(3,255,871)	(6,960,333)	(6,977,827)
Vendor rebates receivable	(486,193)	(335,369)	(337,132)
Inventories	(1,096,062)	(3,249,166)	(4,675,917)
Prepaids expenses and other current assets	(373,906)	(349,428)	(517,333)
Checks in excess of bank balance	(3,286,260)	1,508,538	1,777,722
Accounts payable	284,397	297,220	552,163
Accrued payroll and related benefits	1,758,168	624,704	458,441
Accrued dealer incentives	1,947,018	717,388	742,908
Accrued warranty	3,161,086	3,750,893	2,096,238
Other current liabilities	(22,626)	215,866	169,640
Net cash from operating activities	37,657,337	16,303,218	(760,645)
Cash flows from investing activities			
Purchase of property, plant and equipment	(3,912,773)	(1,929,882)	(1,541,717)
Net cash from investing activities	(3,912,773)	(1,929,882)	(1,541,717)
Cash flows from financing activities			
Members' distributions	(17,200,000)	(14,100,103)	—
Net proceeds from revolving line of credit	(80,145)	(273,233)	353,378
Net cash from financing activities	(17,280,145)	(14,373,336)	353,378
Net change in cash and cash equivalents	16,464,419	—	(1,948,984)
Cash and cash equivalents at beginning of year	—	—	1,948,984
Cash and cash equivalents at end of year	$ 16,464,419	$ —	$ —
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 435	$ 66,267	$ 24,359

See accompanying notes to financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Grand Design RV, LLC (the "Company") is a manufacturer of towable recreational vehicles. The Company has manufacturing facilities in Middlebury, Indiana and sells its units in the United States and Canada through an independent dealer network.

Use of Estimates in Preparation of Financial Statements: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant estimates in the accompanying financial statements include: allowance for doubtful accounts, valuation of inventories, accrued warranty, and reserves for contingent liabilities under repurchase agreements. Actual results may differ from the estimates.

Cash and Cash Equivalents: The Company maintains its cash primarily at one financial institution, which at times may exceed federally insured limits. All investments, with an original maturity date of three months or less are included in cash and cash equivalents.

Accounts Receivable: The Company accounts for trade receivables based on the amounts billed to customers. Past due receivables are determined based on due date. The Company does not charge interest on its trade receivables.

Allowance for Doubtful Accounts: The allowance for doubtful accounts is determined by management based on the Company's historical losses, specific customer circumstances and general economic conditions. Periodically, management reviews accounts receivable and records an allowance for specific customers based on customer circumstances, with the receivable to be charged off against the allowance when all attempts to collect the receivable have failed. Management determined the allowance for doubtful accounts at December 31, 2015, 2014 and 2013 was $48,000, $24,000 and $0, respectively.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over their estimated useful lives as follows:

Buildings and improvements	3 to 15 years
Machinery and equipment	3 to 15 years
Vehicles	5 years
Office equipment	3 to 7 years

Property, plant and equipment is evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis) from an asset over its anticipated holding period is less than its net book value. Management determined there was no impairment on these assets at December 31, 2015, 2014 and 2013.

Members' Equity that includes Redemption Feature: Accounting Series Release No. 268, *Presentation in Financial Statements of "Redeemable Preferred Stocks"*, requires the redemption value, as defined, of members' equity with redemption features that are not solely within the control of the Company to be stated separately from permanent members' equity. See Note 7.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition: The Company generally manufactures products based on specific orders from its customers. Further, the Company receives written or verbal approval for payment from customer floorplan financing institutions prior to shipment. Shipments are generally made by common carrier or picked up by its customers after receiving authorization from the customer. Revenue is recognized upon pick up by the common carrier or customer.

Delivery Revenue and Expense: The Company reports amounts billed to customers for delivery services in net sales. The costs of these services are included in cost of goods sold.

Accrued Dealer Incentives and Advertising Costs: The Company has certain dealer incentive programs related to specific products with dealer retail sale by a specified date and dealer holding costs. Estimated costs related to dealer sales incentives are accrued as a reduction of net sales at the date products are retail sold. Advertising costs, which consist primarily of tradeshows, are expensed as incurred, and were $683,199, $531,095 and $233,994 during 2015, 2014 and 2013, respectively.

Income Taxes and Allocation of Company Profits and Losses: The operating agreement of the Company provides that the Company's net income or loss for each year is allocated to its members in accordance with the terms of the agreement. Since the Company's net income is allocated to its members, there is no income tax provision or liability for federal and state income taxes in the financial statements.

The Company is subject to federal and multistate tax jurisdictions. The Company is subject to possible income tax examination by tax authorities for open tax years from 2012 through 2015.

The Company accounts for uncertain tax positions if it is more likely than not the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recorded is the largest amount that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Based on the Company's analysis of the "more likely than not" tax positions there has been no liability recorded for uncertain tax positions. The Company does not expect the total amount of uncertain tax positions to significantly change in the next twelve months.

The Company would recognize interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2015, 2014 and 2013.

New Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which specifies how and when to recognize revenue as well as providing informative, relevant disclosures. In August 2015, the FASB deferred the effective date of this standard by one year, which would become effective retrospectively or on a modified retrospective basis for public companies for fiscal years beginning after December 15, 2017. For nonpublic entities, the updated standard is effective for annual reporting periods beginning after December 15, 2018. In connection with the sale of the Company as described in Note 8, the Company will review with management of Winnebago Industries, Inc. the impact of adopting this pronouncement on its financial results.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. The new standard is effective retrospectively or on a modified retrospective basis for public companies for fiscal years beginning after December 15, 2018. For nonpublic entities, the standard is effective for annual reporting periods beginning after December 15, 2019. In connection with the sale of the Company as described in Note 8, the Company will review with management of Winnebago Industries, Inc. the impact of adopting this pronouncement on its financial results.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), which requires inventory measured using any method other than last-in, first-out ("LIFO") or the retail inventory method to be subsequently measured at the lower of cost or net realizable value, rather than at the lower of cost or market. Under this ASU, subsequent measurement of inventory using the LIFO and retail inventory method is unchanged. ASU 2015-11 will become effective prospectively for public companies for fiscal years beginning after December 15, 2016. For nonpublic entities, the standard is effective for fiscal years beginning after December 15, 2017. In connection with the sale of the Company as described in Note 8, the Company will review with management of Winnebago Industries, Inc. the impact of adopting this pronouncement on its financial results.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230), which provides guidance for eight specific cash flow issues with the objective of reducing the existing diversity in practice. ASU 2016-15 is effective retrospectively for public companies for annual reporting periods beginning after December 15, 2017. For nonpublic entities, the standard is effective for fiscal years beginning after December 15, 2018. In connection with the sale of the Company as described in Note 8, the Company will review with management of Winnebago Industries, Inc. the impact of adopting this pronouncement on its financial results.

There are no other new accounting pronouncements that are expected to have a significant impact on the Company's financial statements.

NOTE 2 - INVENTORIES

Inventories consist of the following:

	2015	2014	2013
Raw materials	$ 8,221,948	$ 7,384,403	$ 3,953,856
Work in process	1,258,270	1,140,834	545,995
Finished goods	341,343	200,262	976,482
	$ 9,821,561	$ 8,725,499	$ 5,476,333

NOTE 3 - PRODUCT WARRANTY

The Company provides a limited warranty covering defects in material or workmanship of its products for a period of one year from the date of retail sale and a three year limited warranty for structural defects. The Company records a liability based on estimated amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors used in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. Estimates are adjusted as required to reflect actual costs incurred, as information becomes available.

The activity for accrued warranty for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Balance at beginning of year	$ 5,847,131	$ 2,096,238	$ —
Warranty expense	9,796,754	7,097,650	2,574,758
Claims paid	(6,635,668)	(3,346,757)	(478,520)
Balance at end of year	$ 9,008,217	$ 5,847,131	$ 2,096,238

NOTE 4 - REVOLVING LINE OF CREDIT

At December 31, 2015, the Company has a revolving line of credit agreement through December 31, 2017 that provides for borrowings up to $20,000,000 that are secured by substantially all assets of the Company. Interest on outstanding borrowings under the revolving line of credit are payable monthly at the 1-month LIBOR plus 2.50% (2.86%, 2.66% and 2.67% at December 31, 2015, 2014 and 2013). The agreement contains restrictive covenants relating to maintenance of total debt to tangible net worth ratio as well as minimum net worth, as defined. At December 31, 2015, 2014 and 2013, the Company was in compliance with the credit agreements and any amendments thereto.

The Company classifies this debt as current in its balance sheet as the debt balance fluctuates as a result of working capital needs.

NOTE 5 - LEASE COMMITMENTS

The Company leases real estate from entities related by common ownership through 2024. The Company also leases equipment from unrelated parties. Future minimum lease payments are as follows:

	Related Party	Other	Total
2016	$ 941,667	$ 113,945	$ 1,055,612
2017	1,633,335	116,664	1,749,999
2018	1,800,000	58,332	1,858,332
2019	1,800,000	—	1,800,000
2020	1,800,000	—	1,800,000
Thereafter	9,574,000	—	9,574,000
	$ 17,549,002	$ 288,941	$ 17,837,943

Rent expense for the years ended December 31, 2015, 2014 and 2013 was $1,235,832, $1,006,705 and $438,831, respectively, including $900,000, $715,335 and $353,448, respectively, of rent expense to a related party.

NOTE 6 - CONTINGENCIES

Repurchase Agreements: The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of their products. The terms of the repurchase obligations vary based upon the terms of the floor plan arrangements and require the Company to repurchase its product from the financial institutions in the event of dealer default. Such agreements are customary in the recreational vehicle industry. The estimated potential obligations under repurchase agreements approximated $141,000,000, $89,412,000 and $42,627,000 at December 31, 2015, 2014 and 2013, respectively. The risk of loss under such agreements is reduced by the resale value of the products repurchased and is spread over the Company's numerous dealers.

There were no losses resulting from repurchase obligations for the years ended December 31, 2015, 2014 and 2013. The Company records the fair value of the repurchase reserve based on prior experience, known events and other significant inputs that are not observable in the market. The Company recorded repurchase liabilities of $340,445, $162,078 and $63,941 at December 31, 2015, 2014 and 2013, respectively, which is included in other current liabilities in the balance sheets.

NOTE 6 - CONTINGENCIES (Continued)

<u>Partially Self-Insured Group Health Plan</u>: During 2015, the Company implemented a partially self-insured health insurance program that covers eligible employees and dependents' medical care costs. The Plan provides for the Company to pay all health care claims up to $100,000 per individual per policy year. In addition, the Company's liability is limited to an annual aggregate limit of approximately $2,100,000. Prior to 2015, the Company paid premiums to a fully funded external group health plan. Total group health insurance expense for the years ended December 31, 2015, 2014 and 2013 was $784,199, $1,017,152 and $0, respectively. Management does not anticipate any significant losses for claims that were incurred during 2015.

<u>Partially Self-Insured Worker's Compensation Plan</u>: During 2015, the Company implemented a partial self-insured worker's compensation plan which provides for certain specific stop loss coverage. The plan provides for the Company to pay all worker compensation claims up to $250,000 per individual per policy year. The Company's does not have an aggregate limit on its total worker's compensation exposure. Prior to 2015, the Company paid premiums to a fully funded external worker's compensation plan. Total worker's compensation expense for the years ended December 31, 2015, 2014 and 2013 was $750,097, $667,270 and $0, respectively. Management does not anticipate any significant losses for claims that were incurred during 2015.

<u>Litigation</u>: The Company is involved in various warranty and product liability matters which are ordinary, routine proceedings inherent to the industry. Management believes that any liability which may result from these matters will not be significant.

NOTE 7 - MEMBERS' EQUITY AND REDEEMABLE MEMBER UNITS

Grand Design RV, LLC was formed in 2012, as a Limited Liability Company under State of Indiana statutes, with initial sales incurring in January 2013. On November 19, 2014, the Company amended its operating agreement (the "Amended and Restated Operating Agreement") in connection with the Managing Members' sale of 4,999,999.90 Class A Units to new members ("New Members").   At December 31, 2015 and 2014, the Company has authorized and issued 5,000,000.10 of Common Units held by the Managing Members, and 4,999,999.90 Class A Units held by New Members. The Common Units and Class A Units have certain rights and obligations as more fully described in the Amended and Restated Operating Agreement, including, but not limited to voting, distribution and liquidation rights. With respect to voting, the Common Units and Class A Units vote in proportion to ownership without respect to class, except for certain consent rights, as defined. Finally, the Class A Units retain certain redemption rights, as defined, which are exercisable on November 19, 2021. The redemption price is equal to the greater of fair market value or the original issue price of $16 per unit totaling $80,000,000; plus a preferred return of 7.5%, payable at redemption.

Under Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks" ("ASR 268"), with respect to financial statements filed with the Securities and Exchange Commission, the redemption rights attained by the New Members require that the member units acquired be stated separately from permanent members' equity and included in the balance sheet as redeemable member units. The value ascribed to the redeemable member units is equal to the fair value of the Class A Units purchased by the New Members from the Managing Members on November 19, 2014 which totaled $80,000,000. Under the guidance of ASR 268, the Company has assessed that the amount is not subject to re-measurement as it believes it is not probable that the redemption will be exercised due to the likelihood of a liquidity event, as defined, occurring prior to the exercise date.

NOTE 7 - MEMBERS' EQUITY AND REDEEMABLE MEMBER UNITS (Continued)

Unit Incentive Plan: The Company maintains an Incentive Compensation Stock Tracking Unit Plan (the "Plan"). The Plan authorizes the granting of awards of up to 7.5% of the total outstanding value of the Common Units and Class A Units shares to key executives of the Company. The Plan is administered by the Board of Managers of the Company, which can determine, at their discretion, the participants, granted units, and conditions of each award. Outstanding awards issued under the Plan have been in the form of Stock Tracking Units ("STUs"). The STUs vest immediately upon issuance. STUs are not an ownership interest in the Company and they have no rights to vote or receive dividends or distributions other than Eligible Distributions, as defined. All rights under the STUs shall be forfeited and void if the holders employment with the Company terminates for any reason including as a result of death, disability, or retirement. The STUs are not transferable.

The holders of the STUs are entitled to receive payments from the Company upon the occurrence of an Eligible Distribution and upon the occurrence of a Sale of Business, as defined in the Plan. Eligible Distributions will be recognized when they become probable. Payments to STUs resulting from the occurrence of a sale will be recognized as compensation expense when the event occurs.

During 2014, the Company granted STUs representing 7.5% of the total value of the outstanding Common Units and Class A Units shares. During 2015, an individual holder of 2% of the total 7.5% STU's left the Company, and as a result, forfeited the STU's.

NOTE 8 - SUBSEQUENT EVENTS

Management has analyzed the activities and transactions subsequent to December 31, 2015 to determine the need for any adjustments to or disclosures within the financial statements. Management has performed their analysis through January 13, 2017, the date the financial statements were available to be issued.

Effective November 8, 2016, 100% of the ownership interests of the Company was acquired by Winnebago Industries, Inc. for a purchase price of $520,649,000, which was comprised of $396,583,000 of cash and $124,066,000 of stock.

In connection with the sale of the Company, the following events occurred:
1. The lease agreements with related parties were modified. Note 5 reflects such modified terms and future minimum lease payments accordingly.
2. Subsequent to December 31, 2015, the holders of the STUs received distributions totaling $31,234,515 as defined by the Plan.
3. The revolving line of credit agreement which is described in Note 4 was terminated.

Exhibit 99.3

Unaudited Pro Forma Condensed Combined Financial Information

Winnebago Industries, Inc. (the Company or Winnebago) acquired Grand Design RV LLC (Grand Design) under a Securities Purchase Agreement for total consideration of approximately $520.6 million on November 8, 2016 (the closing date). For the consideration, the Company issued its shares valued at $124.0 million on the closing date and paid cash of $396.6 million. The cash portion of the acquisition was financed by cash and cash equivalents on hand and borrowings under new loan facilities.

The Unaudited Pro Forma Condensed Combined Statements of Income of the Company combine the historical Consolidated Statements of Income of Winnebago and Grand Design, giving effect to the Company's acquisition of Grand Design and the related financing transaction (the Transactions) as if they had been consummated on August 30, 2015, the beginning of the earliest period presented. The pro forma financial statements and related notes have been prepared utilizing period ends that differ by fewer than 93 days, as permitted by Regulation S-X. The Company's fiscal year follows a 52-/53-week fiscal year, ending the last Saturday in August and Grand Design's fiscal year ends on December 31. The pro forma statement of income for the three months ended November 26, 2016 includes (i) Winnebago's results of operations for the three months ended November 26, 2016 and (ii) Grand Design's results of operations for the period from September 1, 2016 through the closing date. The pro forma statement of income for the fiscal year ended August 27, 2016 includes (i) Winnebago's results of operations for the fiscal year ended August 27, 2016, and (ii) Grand Design's results of operations for the 12 months ended September 30, 2016.

The Pro Forma Condensed Combined Statements of Income reflect assumptions and estimates deemed appropriate by Company management and are described in the accompanying notes, which should be read together with the Pro Forma Condensed Combined Statements of Income.

These Unaudited Pro Forma Condensed Combined Statements of Income have been developed from and should be read in conjunction with the Company's historical financial statements which are included in the Company's latest quarterly report on Form 10-Q and the Company's latest annual report on Form 10-K; and Grand Design's historical financial statements included herein. Grand Design's historical financial statements for the period from September 1, 2016 through closing date are not included herein. The Unaudited Pro Forma Condensed Combined Statements of Income are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations of Winnebago would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations.

Unaudited Pro Forma Condensed Combined Statement of Income

Three Months Ended November 26, 2016

(For Grand Design Historical Column, Period September 1, 2016 Through November 8, 2016 Closing Date, Note 1)

(In thousands, except per share data)	Winnebago Historical	Grand Design Historical	Pro Forma Adjustments		Pro Forma Combined
Net revenues	$ 245,308	$ 95,667	$ —		$ 340,975
Cost of goods sold	216,433	78,903	(273)	(a)	295,063
			44	(b)	44
			71	(c)	71
Gross profit	28,875	16,764	158		45,797
Operating expenses:					
Selling	5,870	2,988			8,858
General and administrative	9,906	2,472	(57)	(d)	12,321
Postretirement health care benefit income	(12,813)				(12,813)
Transaction costs	5,462		(5,462)	(d)	—
Amortization of intangible assets	2,051		(112)	(e)	1,939
Total operating expenses	10,476	5,460	(5,631)		10,305
Operating income	18,399	11,304	5,789		35,492
Interest expense	1,128		3,672	(f)	4,800
Non-operating income	(87)				(87)
Income before income taxes	17,358	11,304	2,117		30,779
Provision for taxes	5,620		4,966	(g)	10,586
Net income (loss)	$ 11,738	$ 11,304	$ (2,849)		$ 20,193
Income per common share:					
Basic	$ 0.42				$ 0.64
Diluted	$ 0.42				$ 0.64
Weighted average common shares outstanding:					
Basic	27,836		3,679	(h)	31,515
Diluted	27,969		3,679	(h)	31,648

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statement of Income

Fiscal Year Ended August 27, 2016

(For Grand Design Historical Column, Year Ended September 30, 2016, Note 1)

(In thousands, except per share data)	Winnebago Historical	Grand Design Historical	Pro Forma Adjustments		Pro Forma Combined
Net revenues	$ 975,226	$ 449,227	$ —		$ 1,424,453
Cost of goods sold	862,577	360,787	178	(b)	1,223,542
			284	(c)	284
Gross profit	112,649	88,440	(462)		200,627
Operating expenses:					
Selling	19,823	13,604			33,427
General and administrative	27,085	14,206	(412)	(d)	40,879
Amortization of intangible assets			7,755	(e)	7,755
Total operating expenses	46,908	27,810	7,343		82,061
Operating income (loss)	65,741	60,630	(7,805)		118,566
Interest expense			19,580	(f)	19,580
Non-operating (income) loss	(457)	158			(299)
Income (loss) before income taxes	66,198	60,472	(27,385)		99,285
Provision for taxes	20,702		12,242	(g)	32,944
Net income (loss)	$ 45,496	$ 60,472	$ (39,627)		$ 66,341
Income per common share:					
Basic	$ 1.69				$ 2.11
Diluted	$ 1.68				$ 2.10
Weighted average common shares outstanding:					
Basic	26,925		4,587	(h)	31,512
Diluted	27,033		4,587	(h)	31,620

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1: Basis of presentation

The historical consolidated financial statements have been adjusted in the Pro Forma Condensed Combined Financial Statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) expected to have a continuing impact on the combined results following the business combination. Nonrecurring charges or credits and related tax effects, which result directly from the Transactions and do not have a continuing impact as they will be included in the income of the Company within the 12 months following the Transactions, are not included in the pro forma statements of income.

A Pro Forma Condensed Combined Balance Sheet is not required as the acquisition has already been reflected in the historical balance sheet as of November 26, 2016, included in the Company's Form 10-Q filed on December 29, 2016.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has allocated the total purchase price to Grand Design's tangible and intangible assets acquired and liabilities assumed, based on their fair values at the date of the acquisition.

The Company's fiscal year ends on the last Saturday of August and Grand Design's historical fiscal year ends on December 31. To align the periods, the results of Grand Design for the month of September 2016 are included in Unaudited Pro Forma Condensed Combined Statements of Income for both the year ended August 27, 2016 and the three months ended November 26, 2016. The net revenues and net income for Grand Design for the month of September 2016 were $43.0 million and $5.6 million, respectively.

The Pro Forma Condensed Combined Statements of Income do not necessarily reflect what the combined company's results of operations would have been had the acquisition occurred on the date indicated. They also may not be useful in predicting the future results of operations of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The Unaudited Pro Forma Condensed Combined Statements of Income do not reflect the costs of any integration activities or benefits that may result from realization of future synergies expected to result from the acquisition.

Note 2: Financing transactions

The Company acquired Grand Design for total consideration of approximately $520.6 million on November 8, 2016. For the consideration, the Company issued 4,586,555 of its shares valued at $124.0 million on the closing date and paid cash of $396.6 million. The cash portion of the acquisition was financed by cash and cash equivalents on hand, floating rate borrowings under a term loan of $300.0 million and an asset-based revolving credit agreement (ABL) of $125.0 million, of which $53.0 million was drawn for the acquisition (see note 4(f) below for impact of the financing transactions on pro forma interest expense).

Note 3: Preliminary purchase price allocation

The Company has performed a preliminary valuation analysis of the fair market value of Grand Design's assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

(In thousands)	November 8, 2016
Cash	$ 1,748
Accounts receivable	32,834
Inventories	15,300
Prepaid expenses and other assets	2,161
Property, plant and equipment	8,998
Goodwill	249,981
Other intangible assets	253,100
Total assets acquired	564,122
Accounts payable	11,151
Accrued compensation	3,615
Product warranties	12,904
Promotional	3,976
Other	1,569
Deferred tax liabilities	10,258
Total liabilities assumed	43,473
Total purchase price	$ 520,649

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the Pro Forma Condensed Combined Statements of Income. The preliminary purchase price may change based on the final working capital adjustment under the Securities Purchase Agreement. The final purchase price allocation will be determined when the Company has completed all of the detailed valuations and necessary calculations. Thus, the preliminary measures of fair value reflected are subject to changes and such changes could be significant to the Pro Forma Condensed Combined Statements of Income. The final allocation may include (1) changes in allocations to intangible assets and (2) changes to income tax related accounts, as well as changes to other assets and liabilities, which may impact pro forma adjustments to the Pro Forma Condensed Combined Statements of Income.

Note 4: Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the Unaudited Pro Forma Condensed Combined Statement of Income:

(a) Inventory of finished goods and work in process was increased by $0.3 million for step-up to fair value. This step-up was amortized and increased cost of sales in the three-month period ended November 26, 2016. The $0.3 million of historical amortization from November 8, 2016 through November 26, 2016 has been removed from the Pro Forma Condensed Combined Statement of Income as amortization of the step-up does not have a continuing impact.

(b) Represents the increase in depreciation due to changes in estimated remaining useful lives of Grand Design's property, plant and equipment due to evaluation in purchase accounting. There was no change in the carrying value of property, plant and equipment, as the Company determined that the historical net carrying value of Grand Design's property, plant and equipment approximated the fair value.

(c) Represents incremental rent expense for two new leases executed in connection with the acquisition of Grand Design. The new leases replaced leases previously in place for the two properties which hold Grand Design's current principal facilities, and facilities under construction for expansion. The lessor under these leases is an Indiana limited liability company which is owned by three of Grand Design's selling shareholders.

(d) Represents the removal of transaction costs related to the Grand Design acquisition of $5.5 million for the three-months ended November 26, 2016 and $0.4 million ($355,000 for Winnebago and $57,000 for Grand Design) for the year ended August 27, 2016 since they do not have a continuing impact.

(e) As part of the preliminary valuation analysis, the Company identified intangible assets, including trade names, dealer network, backlog, non-compete agreements and favorable leasehold interests. The fair value of identifiable intangible assets is determined primarily using the "income approach," which requires a forecast of the expected future cash flows. The following table summarizes the preliminary estimated fair values of Grand Design's identifiable intangible assets and their estimated useful lives and estimated pro forma amortization expense:

				Amortization Expense	
(In thousands)	Estimated Fair Value	Estimated Useful Life in Years		Three Months Ended November 26, 2016	Year Ended August 27, 2016
Trade name	$ 148,000	Indefinite	$	—	$ —
Dealer network	80,500	12.0		1,677	6,708
Backlog [1]	18,000	0.5		—	18,000
Non-compete agreements - long-term	4,000	5.0		200	800
Leasehold interest-favorable	2,000	8.1		62	247
Non-compete agreements - short-term [1]	600	1.0		—	600
Total	$ 253,100			1,939	26,355
Less: Backlog and non-compete agreements which do not have a continuing impact				—	18,600
Pro forma amortization expense				1,939	7,755
Less: Amortization expense recorded since closing date				2,051	—
Pro forma adjustments to amortization expense				$ (112)	$ 7,755

[1]Pro forma amortization expense for the three months ended November 26, 2016 includes no amortization of the backlog and short-term non-compete agreements because the acquisition date assumed for the purposes of pro forma statements is August 30, 2015. Both of these intangible assets have useful lives of one year or less and amortization is complete prior to the three month period presented.

These preliminary estimates of fair value and estimated useful lives may differ from final amounts the Company will calculate after completing a detailed valuation analysis, and the difference could have a significant impact on the accompanying Unaudited Pro Forma Condensed Combined Statements of Income.

(f) Represents the net increase to interest expense resulting from interest on the new term loan and asset-based revolving credit agreement to finance the acquisition of Grand Design and the amortization of related debt issuance costs, as follows:

(In thousands)	Three Months Ended November 26, 2016	Year Ended August 27, 2016
Interest expense on new debt	$ 4,406	$ 18,003
Amortization of debt issuance costs	394	1,577
Total interest expense	4,800	19,580
Less: Interest expense recorded since closing date	1,128	—
Pro forma adjustments to interest expense	$ 3,672	$ 19,580

The debt under the term loan and ABL are at variable rates and the interest expense in the table assumes the variable rates of 5.5% and 2.4%, respectively, at November 26, 2016 were constant through the periods presented in the Unaudited Pro Forma Condensed Combined Financial Statements; the revolving credit balance remained constant at $53.0 million; and the principal payments on the term debt were made as scheduled. The variable rate is subject to change. For example, a 1/8% change in term loan and ABL interest rates, would change the interest expense for the three months ended November 26, 2016 and the year ended August 27, 2016 by $0.1 million and $0.5 million, respectively. Additionally, included in interest expense for the periods is a 0.4% commitment fee on the ABL for unused borrowings, which are assumed to be $72.0 million. In addition, non-cash amortization of debt issuance costs is included in interest expense. The expense of $0.1 million for the write-off of fees associated with the existing revolving credit facility being refinanced is not included in the Unaudited Pro Forma Condensed Combined Statements of Income as the write-off is a non-recurring expense.

(g) Reflects the income tax effect on pro forma adjustments and on Grand Design's historical income based on the estimated blended federal and state statutory tax rate of 37%. Grand Design, as a limited liability company, was an entity that passed-through its taxable income to its owners and accordingly, recorded no tax expense on its statements of income. Therefore, this adjustment includes the estimated tax that Grand Design would have incurred had it not been a pass-through entity. The tax rate does not reflect the expected effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

(h) Represents the increase in the weighted average shares in connection with the issuance of 4,586,555 common shares to the former owners of Grand Design.

Grand Design had an incentive compensation stock tracking unit (STU) plan whereby fully vested awards were issued to key executives which entitled the holders to receive payments from Grand Design upon the occurrence of an eligible distribution and upon the occurrence of a sale of the business, as defined in the plan. As a return on the STUs was contingent on the occurrence of a future performance condition, no compensation expense was recorded by Grand Design until that event occurred and the amounts were estimable. The acquisition of Grand Design resulted in payments on the closing date to holders of the STUs of $29.8 million. No expense related to this payment is reflected in the net income or the pro forma adjustments for the periods presented in the pro forma information since the payments were fully contingent on the business combination closing, are a non-recurring expense and the plan was terminated at the closing date with no replacement plan adopted. During the twelve months ended September 30, 2016, Grand Design made eligible distributions to STU participants of $1.5 million that were included in general and administrative expense in the year ended September 30, 2016 Grand Design statement of income. No pro forma adjustment has been made to remove this expense as it was not directly related to the Transactions.